FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of April, 2008
Commission File Number: 000-33143
CLAXSON INTERACTIVE GROUP INC.

(Translation of Registrant’s Name into English)
Avenida Melian 2780, C1430EYH, Buenos Aires, Argentina

(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

CLAXSON INTERACTIVE GROUP INC.
Form 6-K

Item	Page

Item 1. Press Release Announcing that the Company Approved a Going Private Transaction	3

Signatures	4

Item 1. Press Release Announcing that the Company Approved a Going Private Transaction
For immediate release
CLAXSON INTERACTIVE GROUP INC. ANNOUNCES THAT A SPECIAL COMMITTEE OF
INDEPENDENT DIRECTORS AND ITS BOARD OF DIRECTORS HAVE APPROVED A GOING PRIVATE TRANSACTION
Public Shareholders To Receive $13.75 Per Share In Cash
Miami & Buenos Aires — April 2, 2008 — Claxson Interactive Group Inc. (Pink Sheets: XSONF) announced the execution of a merger agreement, with a wholly owned subsidiary, pursuant to which all stockholders of the outstanding Class A common shares of Claxson, other than certain controlling stockholders, will receive $13.75 per share in cash. The price to be paid in the merger represents a 31% premium to the original proposal of $10.50 per share made by management on March 19, 2007, a 43% premium over $9.65 which was the closing share price before the announcement of the proposal last March and a 25% premium over the last sale price prior to the announcement last month of our previous offer of $13.50. The transaction is subject to customary conditions set forth in the merger agreement.
The controlling stockholders of Claxson, consisting of affiliates of the Cisneros Group of Companies, Hicks Muse, Roberto Vivo, Chief Executive Officer of the Company, Luis H. Moreno and related entities (the “Group”), currently own a total of approximately 81.98% of the issued and outstanding Class A common shares of Claxson, and would own all of the outstanding shares of Claxson following the consummation of the merger.
“We believe that given our smaller size following the sales of our basic PayTV and Chilean radio businesses in 2007 as well as the current financial, business, and industry environments, it is in the best interest of the Company and all of its shareholders that the Company reduce its costs wherever possible, including, by deregistering under the Securities Exchange Act of 1934,” said Mr. Vivo.
Following management’s proposal in March 2007, the Board of Directors of Claxson appointed a Special Committee of independent directors to review the proposed transaction.
The Special Committee, consisting of three of the independent directors of the Company, engaged Houlihan Lokey as its financial adviser and Arnold & Porter LLP as its legal counsel. Claxson engaged Greenberg Traurig, P.A. as its legal counsel. After extended negotiations, the Special Committee approved, and recommended that Claxson’s Board of Directors approve, the proposed transaction. Subsequently, the proposed transaction was unanimously approved by Claxson’s Board of Directors.
Claxson expects the merger to close in the second quarter of 2008. The closing of the merger is subject to various conditions, including approval of the merger by a majority of Claxson’s shareholders and certain other customary closing conditions. The members of the Group have agreed to either vote their shares, or execute a written resolution, in support of the proposed transaction.
The merger agreement requires Claxson, subject to certain conditions, to respond to unsolicited inquiries by other persons interested in acquiring it. In addition, Claxson, acting through the Special Committee, is permitted, under certain circumstances to accept a superior offer that, among other requirements, provides a per share consideration at least 4% greater than the price per share under the merger agreement. Should a superior proposal be received, Claxson, acting through the Special Committee, may terminate the merger agreement described herein only upon the entry into a definitive merger agreement with a third party that comprises a superior proposal.

As a result of the merger, Claxson will become a privately held company and will file necessary documents with the U.S. Securities and Exchange Commission (the “Commission”) to deregister the Class A common shares of Claxson under the Securities Exchange Act of 1934, as amended, and terminate Claxson’s reporting obligations.
The announcement of the merger agreement described above is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell Class A common shares of Claxson. Claxson intends to file and deliver all forms, notices and documents required under applicable law with respect to the merger. As soon as practicable, Claxson intends to file a Transaction Statement on Schedule 13e-3 with the Commission which will include information about the proposed merger. Upon satisfactory completion of the Commission’s review and comment on the Transaction Statement, Claxson shall mail to its shareholders a notice and disclosure statement regarding the merger (included as an exhibit to the Transaction Statement), prior to obtaining a written resolution approving the transaction from its controlling shareholders. The notice and disclosure statement will contain important information regarding the merger. Shareholders are advised to carefully read the definitive materials, including the Transaction Statement and the merger agreement. Copies of the notice and disclosure statement, and any amendments or supplements thereto, will be available without charge on the Commission’s website at www.sec.gov. In addition, Claxson expects to mail a copy of the written resolution of shareholders following execution by the majority shareholders.
About Claxson
     Claxson (XSONF.PK) is a multimedia company providing branded entertainment content targeted to Spanish and Portuguese speakers around the world. Claxson has a portfolio of popular entertainment brands that are distributed over multiple platforms through its assets in pay television and the Internet. Headquartered in Buenos Aires, Argentina and Miami, Florida, Claxson has a presence in the United States and all key Ibero-American countries, including without limitation, Argentina, Mexico, Chile, Brazil, Spain and Portugal. Claxson’s principal shareholders are the Cisneros Group of Companies and funds affiliated with Hicks, Muse, Tate & Furst Inc.
This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Claxson’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For a detailed discussion of these factors and other cautionary statements, please refer to Claxson’s annual report on Form 20F filed with the U.S. Securities and Exchange Commission on December 17, 2007.
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Contacts:
Investors & Press
Ezequiel Paz
Chief Financial Officer
Claxson
305-894-3574

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLAXSON INTERACTIVE GROUP INC.
(Registrant)

Date: April 2, 2008	By:	/s/ Roberto Vivo-Chaneton
		Name:	Roberto Vivo-Chaneton
		Title:	Chief Executive Officer

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